Exhibit 99.15

99.15 Certificate Re: Dissemination to Shareholders	RECEIVED
APR 15 2013

100 University Avenue

11th Floor

Toronto, Ontario

M5J 2Y1

Norman Evans

Cipher Pharmaceuticals Inc

5650 Tomken Road

Unit 16

Mississauga, ON L4W 4P1

April 9, 2013

RE:        Confirmation of Mailing

Dear Client:

Please find enclosed our sworn Affidavit of mailing with exhibits confirming proxy materials mailed to your holders. Should you require any further information, please do not hesitate to contact your Relationship Manager directly.

Sincerely,

Computershare

PROVINCE OF ONTARIO

TOWN OF RICHMOND HILL

AFFIDAVIT OF MAILING

In the matter of the Annual General and Special Meeting of Security Holders of CIPHER PHARMACEUTICALS INC. (the “Client”) to be held on May 3, 2013.

I, Andrea Chmielinski, of the Town of Richmond Hill, Province of Ontario, make oath and say as follows:

1.     THAT I am an administrator for Computershare Investor Services Inc.;

2.     THAT Computershare Investor Services Inc. has been appointed by the Client to complete this mailing;

3.     THAT the documents listed in this Affidavit were mailed to security holders of the Client as indicated below:

Mailing Number	Class	Holder Type
1	COMMON SHARES	Registered
2	COMMON	Non Objecting Beneficial Owner (NOBO)
3	PLANS	Plans

4.              THAT the following documents were mailed on April 9, 2013, to security holders of the Client as indicated above, to their address of record at the close of business on March 18, 2013, excluding those holders who have had mail returned as undeliverable the required number of times under the relevant business corporations act.

Exhibits	Documents	Mailing Number	English	French	Bilingual
A	Form of Proxy	1, 3	X
B	Voting Instruction Form (NOBO)	2	X
C	Combined Notice / Circular	1, 2, 3	X
D	Reply Envelope Prepaid - Canada	1, 2, 3	X
E	Reply Envelope Non Prepaid - U.S. and International	1, 2, 3			X

true copies of which are attached hereto;

SWORN to before me in the Town of Richmond Hill, Province of Ontario, this 11th day of April, 2013

/s/ Andrea Chmielinski	/s/ Lee Waddington
Andrea Chmielinski	COMMISSIONER FOR OATHS

Lee Waddington

Commissaire à I’assermentation / Commissioner of Oaths

#202203 Pour le Québec, avec juridiction dans

tout le Canada el tous les pays / For Quebec with

jurisdiction across Canada and all countries

Expire le 28 octobre 2015 / Expires October 28, 2015